Filed Pursuant to Rule 433

Registration No. 333-190011

December 2, 2015

Synovus Financial Corp.

$250,000,000

5.75% Fixed-to-Floating Rate Subordinated Notes due 2025

Term Sheet

Issuer:	Synovus Financial Corp. (the “Company”)

Security:	5.75% Fixed-to-Floating Rate Subordinated Notes due 2025 (the “Notes”)

Aggregate Principal Amount:	$250,000,000

Rating:

S&P: BB-; Fitch: BB+

A rating is not a recommendation to buy, sell or hold securities. Ratings may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating.

Trade Date:	December 2, 2015

Settlement Date (T+3):	December 7, 2015

Final Maturity (if not previously redeemed):	December 15, 2025

Reference Benchmark:	UST 2.25% due November 15, 2025

Benchmark Yield:	2.176%

Spread to Benchmark:	+357.4 bps

Yield to Investors:	5.75%

Coupon:	5.75% per annum, from and including December 7, 2015, to, but excluding, December 15, 2020, payable semi-annually in arrears. From and including December 15, 2020 through maturity or earlier redemption, the interest rate shall reset quarterly to an interest rate per annum equal to the then current three-month LIBOR rate plus 418.2 basis points, payable quarterly in arrears.

Issue Price to Investors:	100%

Interest Payment Dates:	Interest on the Notes will be payable on June 15 and December 15 of each year through, but not including, December 15, 2020, and thereafter on March 15, June 15, September 15 and December 15 of each year through the maturity date or earlier redemption. The first interest payment will be made on June 15, 2016.

Day Count Convention:	30/360 to but excluding December 15, 2020, and, thereafter, a 360-day year and the number of days actually elapsed.

Optional Redemption:	The Company may, at its option, beginning with the Interest Payment Date of December 15, 2020 and on any scheduled Interest Payment Date thereafter,

redeem the Notes, in whole or in part, at a redemption price equal to 100% of the principal amount of the Notes to be redeemed plus accrued and unpaid interest to, but excluding, the date of redemption.

Special Event Redemption:	The Notes may not be redeemed prior to December 15, 2020, except that the Company may redeem the Notes, at its option, in whole, at any time, or in part from time to time, if (i) a change or prospective change in law occurs that could prevent us from deducting interest payable on the notes for U.S. federal income tax purposes, (ii) a subsequent event occurs that precludes the notes from being recognized as Tier 2 capital for regulatory capital purposes, or (iii) the Company is required to register as an investment company under the Investment Company Act of 1940, as amended, in each case, at a redemption price equal to 100% of the principal amount of the Notes plus any accrued and unpaid interest through, but excluding, the redemption date. For more information, see ‘‘Description of Notes—Redemption’’ in the preliminary prospectus supplement dated November 30, 2015.

Denominations:	$2,000 minimum denominations and $1,000 integral multiples thereof

Listing and Trading Markets:	The Company does not intend to list the Notes on any securities exchange or to have the Notes quoted on a quotation system. Currently there is no public market for the Notes and there can be no assurances that any public market for the Notes will develop.

Underwriters’ Discount:	1.00%

Proceeds to the Company (before expenses):	$247,500,000

Use of Proceeds:	We intend to use the net proceeds from this offering for general corporate purposes, which may include, but are not limited to, potential strategic acquisitions, share repurchases and repayment of debt at or prior to its maturity, including repurchases of our 5.125% subordinated notes due 2017 through open market or privately negotiated repurchases or other available method.

CUSIP/ISIN:	87161CAK1 / US87161CAK18

Sole Manager:	Sandler O’Neill + Partners, L.P.

The Company has filed a shelf registration statement (File No. 333-190011) (including a base prospectus) and a related preliminary prospectus supplement dated November 30, 2015 with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, and the related preliminary prospectus supplement and any other documents that the Company has filed with the SEC for more information about the Company and the offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, the underwriter or any dealer participating in the offering will arrange to send you the prospectus and the related preliminary prospectus supplement if you request it by calling Sandler O’Neill + Partners, L.P. toll-free at 866-805-4128.